FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Partial Amendment to the Articles of Incorporation
99.1	Articles of Incorporation of Takeda Pharmaceutical Company Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date:August 18, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Partial Amendment to the Articles of Incorporation

Partial amendment to the Articles of Incorporation as described below was approved in the 145th Ordinary General Meeting of Shareholders on June 29, 2021.
(Amendments are underlined)

Before amendment	After amendment
Article 11. (Time for Holding the Meeting)

The ordinary general meeting of shareholders of the Company shall be convened in June of each year.
(2) In addition to the preceding paragraph, an extraordinary general meeting of shareholders may be convened when necessary.
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Article 11. (Time and Method for Holding the Meeting)

The ordinary general meeting of shareholders of the Company shall be convened in June of each year.
(2) In addition to the preceding paragraph, an extraordinary general meeting of shareholders may be convened when necessary.
(3) A general meeting of shareholders of the Company may be held without specifying a venue when the Board of Directors of the Company decides that, considering the interests of shareholders as well, it is not appropriate to hold the general meeting of shareholders with a specified venue in situations such as the spread of an infectious disease or the occurrence of a natural disaster.

The partial amendment came into effect on August 5, 2021 upon the enactment in the Diet and the promulgation of the Act Partially Amending the Industrial Competitive Enhancement Act of Japan on June 16, 2021 and our obtaining the above mentioned confirmation by the Minister of Economy Trade and Industry and the Minister of Justice on August 5, 2021.